UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Credit Ratings of Rizobacter Argentina SA, a Bioceres Crop Solutions Subsidiary, Raised to A- from BBB+ by Fitch Ratings Affiliate FIX SCR

ROSARIO, Argentina--(BUSINESS WIRE)--June 5, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that FIX SCR, an affiliate of Fitch Ratings, has raised to A- (arg) from BBB+ (arg) its long-term credit rating of Rizobacter Argentina S.A. (“Rizobacter”), a Bioceres subsidiary. FIX SCR also raised Rizobacter’s short-term credit rating to A2 (arg) from A3 (arg). FIX SCR cited improved margins and lower debt levels as the main reasons for raising its credit ratings of Rizobacter, both of which have ‘Stable’ outlooks.

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said, “Rizobacter’s improved credit ratings reflect, in part, our overarching commitment to strengthening Bioceres’ balance sheet and optimizing working capital sources to lower financing costs. As we continue growing revenue and gross profit, our focus remains on maintaining financial flexibility while we deploy capital in support of high-return growth opportunities around Bioceres’ HB4® technology and further expansion of our international business.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully-integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. Therefore, you should not rely on any of these forward-looking statements. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: June 5, 2020